UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2010
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Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]   No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company"), dated November 22, 2010, announcing that the Company will suspend its previously announced public offering of up to $400 million, aggregate principal amount, of Senior Unsecured Notes, due 2020 and that it has terminated its previously announced tender offer and consent solicitation for its outstanding 8.5% Senior Notes due December 15, 2013.

This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-150125), filed with the U.S. Securities and Exchange Commission (the "SEC") on April 7, 2008, the Company's amended registration statement on Form F-3/A (Registration No. 333-158162), filed with the SEC on May 6, 2009 and the Company's registration statement on Form F-3ASR (Registration No. 333-170598), filed with the SEC on November 15, 2010.

Exhibit 1

SFL - Suspension of offering of Senior Secured Notes and termination of tender offer for 8.5% Senior Notes Due 2013

Press release from Ship Finance International Limited, November 22, 2010

Ship Finance International Limited (NYSE: SFL) ("Ship Finance" or the "Company") announced today that due to weakening  market conditions in the debt capital markets, it will suspend its previously announced public offering of up to $400 million, aggregate principal amount, of Senior Unsecured Notes, due 2020.

Consequently, the Company also announced today that it has terminated its previously announced tender offer and consent solicitation for its outstanding 8.5% Senior Notes due December 15, 2013 (CUSIP No. 824689 AC 7 –  ISIN No. US824689 AC 72) (the "Senior Notes").  None of the Senior Notes were purchased in the offer and any of the Senior Notes previously tendered will be promptly returned to their respective holders.

The Company launched the financing to opportunistically capitalize upon the strong market conditions in the debt capital markets by refinancing its existing Senior Notes early.  There is still more than three years remaining until the Senior Notes are due and the Company currently has the option to call the Senior Notes on 30-day notice at 101.417%, reducing to 100% in December 15, 2011 and thereafter.

November 22, 2010
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Contact Persons:

Ole B. Hjertaker: Chief Executive Officer, Ship Finance Management AS
+47 23114011 / +47 90141243

Magnus T. Valeberg: Vice President, Ship Finance Management AS
+47 23114012 / +47 93440960

About Ship Finance

Ship Finance is a major ship owning company listed on the New York Stock Exchange (NYSE: SFL). Including newbuildings, the Company has a fleet of 72 vessels, including 30 crude oil tankers (VLCC and Suezmax), two chemical tankers, eight oil/bulk/ore vessels, 13 drybulk carriers (including 11 newbuildings and one vessel agreed sold with expected delivery in December 2010), nine container vessels, six offshore supply vessels, one jack-up drilling rig, one ultra-deepwater drillship and two ultra-deepwater semi-submersible drilling rigs. The fleet is one of the largest in the world and most of the vessels are employed on long-term charters.

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Company management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SHIP FINANCE INTERNATIONAL LIMITED

Date: November 24, 2010

By: /s/ Ole B. Hjertaker_____________
Name:  Ole B. Hjertaker
Title:  Chief Executive Officer, Ship Finance Management AS